Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Co. Reg. No.: 199407932D)
Announcement
Cancellation of Existing 6.75% Senior Notes due 2011
pursuant to Exercise of Early Purchase Option
STATS ChipPAC Ltd. (the “Company”) refers to its announcement of 11 August 2010 relating to the early results of the cash tender offer and consent solicitation in respect of its US$213.0 million of 6.75% Senior Notes due 2011 (the “Existing Notes”) and the exercise of the early purchase option in respect of the tender offer.
Pursuant to the exercise of the early purchase option in respect of the tender offer, on 12 August 2010 the Company cancelled US$162,915,000 in principal amount of the Existing Notes, representing 76.49% of the principal amount of the Existing Notes.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin @ Tan Mei Lin
Company Secretary
13 August 2010